Filed by Motor Cargo Industries, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Motor Cargo Industries, Inc.
                                              Commission File No. 000-23341


Contacts: Investor Relations:   Lynn Wheeler
                                801-299-5294


FOR IMMEDIATE RELEASE

MOTOR CARGO INDUSTRIES, INC. ANNOUNCES EARLY TERMINATION OF
HART-SCOTT-RODINO WAITING PERIOD

SALT LAKE CITY, UTAH, November 13, 2001--Motor Cargo Industries, Inc. (NASDAQ NMS:CRGO) today announced that the Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the previously announced agreement relating to the acquisition of Motor Cargo by Union Pacific Corporation, thereby satisfying one of the conditions to such acquisition. On October 31, 2001, Union Pacific announced that it had commenced an offer to exchange each outstanding share of common stock of Motor Cargo for either 0.26 of a share of Union Pacific common stock or $12.10 in cash, at the election of the Motor Cargo shareholders. The offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 15, 2001, and an exchange offer, dated October 31, 2001. The offer is scheduled to expire at 12:00 midnight, New York City time, on November 29, 2001, unless extended.

                                   * * *

                ADDITIONAL INFORMATION AND WHERE TO FIND IT

This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of Motor Cargo and other investors are urged to read the following documents in connection with the transaction described above: the preliminary prospectus, exchange offer materials, registration statement on Form S-4 and Schedule TO, containing or incorporating by reference such documents and other information, filed by Union Pacific and the solicitation/recommendation statement on Schedule 14D-9, filed by Motor Cargo. Such documents contain important information about Motor Cargo, Union Pacific, the transaction, and significant shareholders and their interests in the transaction, and related matters.

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's public reference room in Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the exchange offer materials and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations,
Telephone: 1-877-547-7261. Free copies of the Schedule 14D-9 may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054,
Attention: Investor Relations, Telephone: (801) 299-5294.